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Date November 3, 2006 Reference

Subject Press Release: Wessanen: Branded businesses grow; TOL NA no improvement yet

ID # 82-1306



Royal Wessanen nv

For further information, please contact
Corporate Communications Phone +31 (0)30 298 88 31 E-mail corporate.communications@wessanen.com
Investor Relations Phone +31 (0)30 298 88 03 E-mail investor.relations@wessanen.com

Press release – Results third quarter 2006 **November 3, 2006**

Wessanen: Branded businesses grow; TOL NA no improvement yet

Highlights

- Total revenue in Q3-06 was EUR 367.2 million (Q3-05: EUR 399.9 million). Currency effect contributed EUR 11 million negatively. Growth in branded businesses in Europe and North America and Europe Distribution; TOL NA revenue declined at same level as previous quarters.
- EBITAE was EUR 11.4 million in Q3-06 (Q3-05: EUR 13.2 million); EBITAE margin decreased from 3.3% in Q3-05 to 3.1% in the period.
- EBIT amounted to EUR 7.3 million in Q3-06 (Q3-05: EUR 4.2 million).
- Profit was EUR 5.8 million in Q3-06 (Q3-05: EUR 6.0 million).
- Operational cash flow generated from continuing operations increased in the first nine months of 2006 to EUR 44.5 million from EUR 37.5 million in the same period last year.
- Adjusted FY2006 revenue outlook.

CEO statement

Ad Veenhof, Wessanen CEO, comments: "In general, we see improvements in our branded sales performance, in particular in Europe, whereas our North American distribution business is not yet showing the progress that we had anticipated for the second half of this year.

Our European brands are showing encouraging progress in sales as compared to previous quarters and last year. EBITAE for Europe Branded is somewhat lower in this third quarter compared to last year, which is mainly the result of higher investments in advertising and promotion to support several launches.

In North America, sales volumes of our branded business show continued momentum, although negatively impacted primarily by an incidental third-party transportation delay at the end of the quarter. Profit margins at North America Branded are up again, underlining the continuing progress made in this part of the North American business.

We expect both our European and our North American branded businesses to continue to grow with approximately 5% in the fourth quarter.

European distribution sales continue to stay ahead of last year. EBITAE for this segment remains at the same level mainly due to higher promotional support.

Our North American distribution top line performance in the third quarter of last year was positively impacted by a USD 7 million exceptional for credit memos. After exceptionals, the revenue decline remains at the same level as the first two quarters of the year. Top ten customers continued to grow. Despite the revenue decline in what is generally the lowest quarter at Tree of Life NA, a small profit was achieved, as costs are well under



Exceptionals third quarter 2006

The 'Build on the Roots' program will be completed in 2006. This restructuring program involves the rationalization of distribution facilities, including closing of facilities and consolidating divisions and operations. The recognized exceptional costs are mainly related to the impairment of fixed assets and inventory, lease contracts that have become onerous, severance costs of personnel and extra discounts an promotional spending to sell discontinued products to customers.
Exceptional items for continuing operations in Q3-06 amounted to EUR 4.1 million negative and consisted mainly of additional costs incurred by our North American distribution business of EUR 3.6 million due to rationalization of SKU's in the third quarter.
In Q4-06, we anticipate another EUR 3-5 million in exceptional costs relating to the completion of 'Build on the Roots'.

From 2007 onwards there will not be any further exceptional costs.

Financial summary

Total revenue was positively influenced by higher sales in Europe, but offset by lower revenue at our North American distribution activities. The negative currency effect of a weak dollar against the euro (Q3-06 vs Q3-05) amounted to EUR 11 million.

EBITAE was impacted by Tree of Life NA because of lower sales and in the European business by higher spending on advertising and promotion.

The *cash inflow* in the third quarter for continued operations was EUR 2 million positive after dividend payments of EUR 14 million and repayment of loans of EUR 4 million.

Net debt for continued operations decreased in Q3-06 with EUR 1 million to EUR 142 million, including dividend payments of EUR 14 million.

Highlights third quarter per segment: North America

- Total revenue of the North American business in Q3-06 ended EUR 35.9 million below last year.
    - Sales to Tree of Life's top ten customers continued to increase. This increase was offset by lower sales at other customers and terminated contracts late in 2005.
    - Q3-05 comparative figures were positively impacted by USD 7 million exceptionals for credit memos. After exceptionals, Q3 revenue decline remains at the same level as Q1 and Q2 of this year.
    - Branded sales volume was up, but negatively impacted by an incidental third-party transportation delay at the end of the quarter and somewhat slower sales of fruit juices over the summer.
    - New product introductions from Daily's and KA-ME were very successful, resulting in double-digit growth for both of these owned brands for the quarter.



- o Currency effect contributed EUR 11 million negatively.
- EBITAE decreased from EUR 4.1 million in Q3-05 (1.5% as a percentage of revenue) to EUR 3.7 million in Q3-06 (1.6% as a percentage of revenue). This was primarily the result of lower sales at TOL NA.

Total North American business (in euros)

Q3 2006	Q3 2005	x EUR million, unless stated otherwise	YTD 2006	YTD 2005
233.6	269.5	Revenue	742.4	799.3
244.6		Revenue at constant exchange rates	738.0	
3.7	4.1	EBITAE	9.5	6.6
1.6%	1.5%	EBITAE margin (as a % of revenue)	1.3%	0.8%
(4.3)	(9.4)	Exceptional items	(7.3)	(18.2)
(0.6)	(5.3)	EBIT (operating profit)	2.2	(11.6)

Total North American business (in US dollars)

Q3 2006	Q3 2005	x USD million, unless stated otherwise	YTD 2006	YTD 2005
297.3	327.9	Revenue	927.3	1,004.5
4.7	5.1	EBITAE	11.9	8.2
1.6%	1.5%	EBITAE margin (as a % of revenue)	1.3%	0.8%
(5.5)	(11.6)	Exceptional items	(9.2)	(22.9)
(0.8)	(6.5)	EBIT (operating profit)	2.7	(14.7)

North America Branded (in euros)

Q3 2006	Q3 2005	x EUR million, unless stated otherwise	YTD 2006	YTD 2005
36.9	37.9	Revenue	103.9	101.4
38.3		Revenue at constant exchange rates	103.3	
3.6	3.4	EBITAE	9.5	8.8
9.7%	9.0%	EBITAE margin (as a % of revenue)	9.1%	8.7%
(0.2)	(1.4)	Exceptional items	(0.8)	(1.6)
3.4	2.0	EBIT (operating profit)	8.7	7.2

North America Branded (in US dollars)

Q3 2006	Q3 2005	x USD million, unless stated otherwise	YTD 2006	YTD 2005
46.8	46.3	Revenue	129.8	127.4
4.6	4.2	EBITAE	11.9	11.0
9.7%	9.0%	EBITAE margin (as a % of revenue)	9.1%	8.7%
(0.3)	(1.8)	Exceptional items	(1.0)	(2.1)
4.3	2.4	EBIT (operating profit)	10.9	8.9



North America Distribution (in euros)

Q3 2006	Q3 2005	x EUR million, unless stated otherwise	YTD 2006	YTD 2005
196.7	231.6	Revenue	638.5	697.9
206.3		Revenue at constant exchange rates	634.7	
0.1	0.7	EBITAE	0.0	(2.2)
0.0%	0.3%	EBITAE margin (as a % of revenue)	0.0%	(0.3)%
(4.1)	(8.0)	Exceptional items	(6.5)	(16.6)
(4.0)	(7.3)	EBIT (operating profit)	(6.5)	(18.8)

North America Distribution (in US dollars)

Q3 2006	Q3 2005	x USD million, unless stated otherwise	YTD 2006	YTD 2005
250.5	281.6	Revenue	797.5	877.1
0.1	0.9	EBITAE	0.0	(2.8)
0.0%	0.3%	EBITAE margin (as a % of revenue)	0.0%	(0.3)%
(5.2)	(9.8)	Exceptional items	(8.2)	(20.8)
(5.1)	(8.9)	EBIT (operating profit)	(8.2)	(23.6)

Highlights third quarter per segment: Europe

- In a difficult trading environment due to a hot summer, Q3-06 revenue of the branded business is up 2.5% against the same period last year.
- Most European brands contributed to the increase in sales. Also, Beckers sales trend to last year is slightly improved versus previous quarters.
- Q3-06 EBITAE for branded business is EUR 0.9 million lower against Q3-05, influenced primarily by higher advertising and promotion costs for new introductions.
- Distribution continued to show a good revenue performance, primarily driven by the Benelux. EBITAE for the quarter was slightly lower (higher promotional support), but year-to-date remains well ahead of last year.

Total European business

Q3 2006	Q3 2005	x EUR million, unless stated otherwise	YTD 2006	YTD 2005
133.6	130.4	Revenue[1]	422.1	425.9
133.6		Revenue at constant exchange rates[1]	422.3	
9.7	10.7	EBITAE[1]	33.9	35.2
7.3%	8.2%	EBITAE margin (as a % of revenue)[1]	8.0%	8.3%
(1.1)	0.0	Exceptional items[1]	(0.2)	(3.1)
8.6	10.7	EBIT (operating profit)[1]	33.7	32.1

[1] *from continuing operations (excluding discontinued operations: Dailycer, Delicia and Beckers Germany).*



Europe Branded

Q3 2006	Q3 2005	x EUR million, unless stated otherwise	YTD 2006	YTD 2005
101.8	99.3	Revenue[1]	322.2	327.8
101.8		Revenue at constant exchange rates[1]	322.3	
8.5	9.4	EBITAE[1]	29.3	31.0
8.3%	9.5%	EBITAE margin (as a % of revenue)[1]	9.1%	9.5%
(1.0)	0.0	Exceptional items	(0.4)	(2.7)
7.5	9.4	EBIT (operating profit)[1]	28.9	28.3

Europe Distribution

Q3 2006	Q3 2005	x EUR million, unless stated otherwise	YTD 2006	YTD 2005
31.8	31.1	Revenue	99.9	98.1
31.8		Revenue at constant exchange rates	100.0	
1.2	1.3	EBITAE	4.6	4.2
3.8%	4.2%	EBITAE margin (as a % of revenue)	4.7%	4.3%
(0.1)	0.0	Exceptional items	0.2	(0.4)
1.1	1.3	EBIT (operating profit)	4.8	3.8

Important dates

February 27, 2007	Publication fourth quarter and annual results 2006
April 18, 2007	Annual General Meeting of Shareholders
May 9, 2007	Publication first quarter results 2007
August 1, 2007	Publication second quarter and half-year results 2007
October 31, 2007	Publication results third quarter and first nine months 2007

Company profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. We specialize in identifying, developing and distributing premium foods that are authentic and true to their origins. Our brands and products are focused on two sectors: Health foods, most notably natural and organic foods, and Premium Taste foods, including specialties from around the world.

We aim to continuously increase our shareholder value by capitalizing on our differentiating capabilities in category management, strong brands, value-added distribution services and transatlantic alignment.

Appendix

1. Condensed consolidated interim financial statements third quarter and first nine months 2006



Note on forward-looking statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.



Appendix 1:
Condensed consolidated interim financial statements third quarter and first nine months 2006

Condensed consolidated income statement

in millions of euro, unless stated otherwise

Q3 2006	Q3 2005		YTD Sep 2006	YTD Sep 2005
367.2	400.1	Revenue*	1,166.5	1,225.9
(359.9)	(395.9)	Operating expenses	(1,135.4)	(1,211.0)
7.3	4.2	**Operating profit**	31.1	14.9
(2.1)	(1.7)	Net financing costs	(6.9)	(3.4)
-	1.3	Share of profit associates	0.1	1.3
5.2	3.8	**Profit before taxes**	24.3	12.8
-	1.2	Tax benefit/(expense)	(2.7)	(0.3)
0.9	1.4	Profit from discontinued operations, net of tax	2.5	9.2
6.1	6.4	**Profit for the period**	24.1	21.7
		Attributable to:		
5.8	6.0	Equity holders of parent	22.9	20.1
0.3	0.4	Minority interests	1.2	1.6
6.1	6.4	**Profit for the period**	24.1	21.7
		Earnings per share (euro)		
0.08	0.08	Basic	0.32	0.29
0.08	0.08	Diluted	0.32	0.28
		Average number of shares (1.000 shares)		
71,401	70,666	Basic	71,197	70,428
		Average USD exchange rate (Euro per U.S. Dollar)	0.8005	0.7958

: Including exceptional revenue from the sale of property, plant and equipment (see note 7).

Condensed consolidated balance sheet

In millions of euro, unless stated otherwise

	September 30, 2006	Proforma December 31, 2005*	December 31, 2005
Non-current assets	361.4	365.8	431.9
Current assets	448.9	472.9	531.5
Assets classified as held for sale	157.9	142.7	18.0
	968.2	981.4	981.4
Equity attributable to equity holders of parent	463.6	484.1	484.1
Minority interests	9.9	8.7	8.7
Group equity	473.5	492.8	492.8
Non-current liabilities	170.5	151.9	169.1
Current liabilities	252.0	266.9	297.4
Liabilities classified as held for sale	72.2	69.8	22.1
	968.2	981.4	981.4
End of period USD exchange rate (Euro per U.S. Dollar)	0.7886	0.8430	0.8430

: Adjusted for non-current assets held for sale /discontinued operations: Dailycer, Delicia and Beckers Germany

unaudited



Condensed consolidated interim statement of cash flow

in millions of euro, unless stated otherwise

	YTD Sep 2006	YTD Sep 2005
Cash flow from continuing operations		
Operating activities		
Operating result (EBIT)	31.1	14.9
Adjustments for:		
Amortization, depreciation and impairment of assets	12.8	14.7
Other non-cash and non-operating items	14.2	28.0
Operating profit before changes in working capital and provisions	58.1	57.6
Changes in primary working capital	15.8	26.3
Changes in other current assets and liabilities	(10.0)	(6.4)
Changes in non-current assets and liabilities	(19.4)	(40.0)
Cash generated from operations	44.5	37.5
Income tax received/(paid)	(5.9)	20.0
Interest paid	(6.2)	(3.1)
Cash flow from operating activities	32.4	54.4
Cash flow from investing activities	(19.4)	(10.7)
Cash flow from financing activities	(10.7)	(72.4)
Net cash flow from operating, investing and financing activities	2.3	(28.7)
Cash flow from discontinued operations		
Net cash flow from operating, investing and financing activities	(6.4)	1.3
Cash flow of the Group		
Net cash flow from operating, investing and financing activities	(4.1)	(27.4)
Cash and cash equivalents at beginning of period, including discontinued operations	7.5	24.5
Net cash flow from operating, investing and financing activities	(4.1)	(27.4)
Effect of exchange rate fluctuations on cash and cash equivalents	-	(0.7)
Cash and cash equivalents related to discontinued operations	1.0	3.4
Cash and cash equivalents of continuing operations at end of period	4.4	(0.2)
Average USD exchange rate (Euro per U.S. Dollar)	0.8005	0.7958

Condensed consolidated statement of changes in group equity

in millions of euro, unless stated otherwise

	YTD Sep 2006	YTD Sep 2005
Balance at beginning of period	492.8	467.9
Profit for the period	24.1	21.7
Effective portion of changes in fair value of cash flow hedges	0.8	1.6
Foreign exchange translation differences	(5.2)	13.5
Total recognized income and expense	19.7	36.8
Own shares sold	-	4.5
Share options exercised by employees	6.5	1.8
Equity-settled transactions net of tax	0.8	0.6
Dividends to shareholders	(46.3)	(44.5)
Change in minority interests	-	0.7
Balance at end of period	473.5	467.8
Equity attributable to equity holders of parent	463.6	476.6
Minority interests	9.9	11.2
Group equity	473.5	487.8

unaudited



Notes to the condensed consolidated interim financial statements
In millions of euro, unless stated otherwise

1 The company and its operations

Royal Wessanen nv (the "Company") is a company domiciled in the Netherlands. The condensed consolidated interim financial statements of the Company as at and for the nine months ended September 30, 2006 comprises the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The information in these condensed consolidated interim financial statements is unaudited.

2 Statement of compliance

These condensed consolidated interim financial statements have been prepared on the basis of the recognition and measurement requirements of accounting standards adopted by the EU as of December 31, 2005. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2005.

These condensed consolidated interim financial statements were approved by the Board on November 2, 2006.

3 Accounting policies

The accounting policies applied by the Group in these condensed consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2005.

4 Estimates

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments are made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2005.

Completion of the 'Build on the Roots' program in the course of the fourth quarter of 2006 is anticipated to result in another EUR 3-5 million of exceptional costs relating to the rationalization of SKU's.



5 Financial risk management

The Group's financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the year ended December 31, 2005.

6 Financial information by segment

Activities of continuing operations are carried out by four separate business segments: North America Branded, North America Distribution, Europe Branded and Europe Distribution.

Key financial data regarding these segments are given below:

Q3 2006	Q3 2005		YTD Sep 2006	YTD Sep 2005
		Total North American business		
233.6	269.5	Revenue*	**742.4**	799.3
(4.3)	(9.4)	Exceptional Items	**(7.3)**	(18.2)
(0.6)	(5.3)	Operating profit	**2.2**	(11.6)
		North America Branded		
36.9	37.9	Revenue*	**103.9**	101.4
(0.2)	(1.4)	Exceptional items	**(0.8)**	(1.6)
3.4	2.0	Operating profit	**8.7**	7.2
		North America Distribution		
196.7	231.6	Revenue*	**638.5**	697.9
(4.1)	(8.0)	Exceptional items	**(6.5)**	(16.6)
(4.0)	(7.3)	Operating profit	**(6.5)**	(18.8)
		Total European business		
133.6	130.4	Revenue*	**422.1**	425.9
(1.1)	-	Exceptional Items	**(0.2)**	(3.1)
8.6	10.7	Operating profit	**33.7**	32.1
		Europe Branded		
101.8	99.3	Revenue*	**322.2**	327.8
(1.0)	-	Exceptional items	**(0.4)**	(2.7)
7.5	9.4	Operating profit	**28.9**	28.3
		Europe Distribution		
31.8	31.1	Revenue*	**99.9**	98.1
(0.1)	0.0	Exceptional Items	**0.2**	(0.4)
1.1	1.3	Operating profit	**4.8**	3.8

**:Excluding exceptional revenue from the sale of property, plant and equipment.*



7 Exceptional items

Exceptional items are defined as terms of income and expense within profit and loss from ordinary activities of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of the Company for the period.

Exceptional items primarily bear an expense character, offset by exceptional income on primarily divestments of operations and sale of property, plant and equipment.

The 'Build on the Roots' program will be completed in 2006. Exceptional items for continuing operations in the third quarter of 2006 amounted to EUR 4.1 million negative and consisted mainly of additional costs incurred by our North American distribution business of EUR 3.6 million relating to a further rationalization of SKU's in the third quarter.

Wessanen's restructuring process is nearing completion. Exceptional items in the first nine months of 2006 primarily relate to the completion of activities started in 2005.

The main items of exceptional Income and (expenses) are specified as follows:
In millions of euro, unless stated otherwise

Q3 2006	Q3 2005		**YTD Sep 2006**	YTD Sep 2005
-	0.2	Sale of property, plant and equipment	**2.0**	0.7
(4.1)	(0.9)	Operation Phoenix / Build on the Roots	**(6.7)**	(4.8)
-	(8.3)	Other restructuring expenses	**(1.9)**	(16.8)
(4.1)	(9.0)		**(6.6)**	(20.9)

Classified in the profit and loss statement as follows:

Q3 2006	Q3 2005		**YTD Sep 2006**	YTD Sep 2005
-	0.2	Revenue	**2.0**	0.7
(4.1)	(9.2)	Operating expenses	**(8.6)**	(21.6)
(4.1)	(9.0)		**(6.6)**	(20.9)



8 Income tax expense

The Group's consolidated effective tax rate in respect of continuing operations for the nine months ended September 30, 2006 was 14% (for the year ended December 31, 2005: 16%; for the nine months ended September 30, 2005: 3%). The change in effective tax rate was mainly caused by the positive effect of changes in local tax rates, permanent differences and adjustments prior years.

9 Acquisition of subsidiaries

On March 31, 2006 the Group acquired all of the shares in Bio Slym for EUR 3.5 million in cash. The results of Bio Slym are consolidated as from April 1, 2006. In the six months to September 30, 2006, Bio Slym contributed EUR 0.6 million to revenue and EUR (0.2) million to the profit for the period.

10 Non-current assets held for sale and discontinued operations

At the end of the first quarter of 2006, Wessanen management decided to divest its private label activities to focus on brands and distribution services. The divestment process is progressing according to plan.

Management has separated Private Label activities from ordinary operations. The results of these discontinued operations are presented (together with the German Beckers business) separately, as a single amount.

Other assets held for sale include some properties.

As at September 30, 2006 total non-current assets held for sale and discontinued operations comprised assets of EUR 157.9 million and liabilities of EUR 72.2 million.

	September 30, 2006
Non-current assets discontinued operations	73.3
Other non-current assets held for sale	2.7
Current assets discontinued operations	81.9
	157.9
Non-current liabilities discontinued operations	17.9
Current liabilities discontinued operations	54.3
	72.2